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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Capital Corp of the West

Full Name of Registrant
Not applicable

Former Name if Applicable

550 West Main Street

Address of Principal Executive Office (Street and Number)
Merced, California 95340

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company was unable to file its Form 10-Q for the quarter ended September 30, 2008, by November 10, 2008 without unreasonable effort or expense because of the complexity of certain accounting disclosure issues associated with significant accounting matters potentially impacting the Company’s financial statements.

The Company is in the process of evaluating whether its operating results require it to recognize an impairment of goodwill and whether it can continue to carry certain deferred tax assets as assets on its books. The goodwill, which resulted from certain acquisitions previously reported, aggregates $34,313,000. The deferred tax assets represent the potential future tax benefits of temporary differences and net operating losses of the Company and approximate $27,000,000. The Company is also re-evaluating the adequacy of its allowance for loan losses in light of additional information, received subsequent to October 31, 2008, related to an impaired loan that may require additional impairment reserves or disclosure. Furthermore, during the third quarter of 2008, we continued to devote substantial resources to our efforts to raise capital. If successfully implemented, our capital plan will address our near-term capital resource and liquidity needs. There can be no guarantee that any restructuring or recapitalization plan will be successfully implemented.

The Company continues to dedicate significant resources to the finalization of its financial statements, as well as reporting and preparation of the Form 10-Q. The Company expects to file the Form 10-Q on or before the fifth calendar day following its prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David Heaberlin	(209)	725-7435
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to the resolution of the matters discussed above, the Company’s best reasonable estimate is that for the three months ended September 30, 2008, the Company will report the following:

• a net loss of approximately $2.7 million compared to net income of $6.0 million for the same period in 2007, a decrease of $8.7 million.

• basic (loss) earnings per share of $(0.25) compared to $0.56 for the same period in 2007, and diluted (loss) earnings per share of $(0.25) compared to $0.55 for the same period in 2007, a decrease of $0.81 per share for basic and $0.80 per share for diluted earnings (loss) per share.

For the nine months ended September 30, 2008, the Company currently expects to report:

• a net loss of $12.4 million compared to net income of $10.6 million for the same period in 2007, a decrease of $23 million.

• basic (loss) earnings per share of $(1.15) compared to $0.98 for the same period in 2007, and diluted (loss) earnings per share of $(1.15) compared to $0.97 for the same period in 2007, a decrease of $2.13 per share for basic and $2.12 per share for diluted earnings (loss) per share.

A significant item impacting the comparability of net income for the three and nine months ended September 30, 2008 compared to same periods in 2007 is a pre-tax increase in the provision for loan losses of $6.7 million and $18.2 million, respectively.

Prior to the resolution of these matters, at September 30, 2008 the Company’s subsidiary County Bank had a total risk-based capital ratio of 9.25%, a Tier 1 capital ratio of 6.70% and a leverage ratio of 5.35%. Based on its estimated risk-based capital levels, the bank was “adequately capitalized”for regulatory purposes at September 30, 2008. The Company itself had a total risk-based capital ratio of 9.54%, a Tier 1 capital ratio of 7.43% and a leverage ratio of 5.94% as of September 30, 2008.

A determination to take additional provisions with respect to the impaired loan or to write down all or a material portion of good will or deferred tax assets would have a material adverse effect on the Company’s financial condition and results of operations.

The Company will provide further information if events materially change the preliminary results disclosed above.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s intention to file its Form 10-Q on or before the fifth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline. There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Important factors that could cause actual results to differ materially include: whether any of these matters affect the ability of the Company’s outside auditors to complete their review and any related procedures required with respect to the Form 10-Q; the Company’s ability, or inability, to obtain a commitment to raise capital; if it is unable to raise capital, the Company’s ability to continue as a going concern; the impact, if any, of the results and findings of the review on the financial statements of the Company; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Capital Corp of the West
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2008	By	/s/ David Heaberlin

David Heaberlin, Chief Financial Officer